

Mailstop 3233

June 10, 2016

Via E-mail
Ms. Anne D. McCallion
Chief Financial Officer
PennyMac Mortgage Investment Trust
6101 Condor Drive
Moorpark, CA 93021

> **Re:** **PennyMac Mortgage Investment Trust**
> **Form 10-K for the year ended December 31, 2015**
> **Filed on February 29, 2016**
> **File No. 001-34416**

Dear Ms. McCallion:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015
General

1. We note your response in your letter dated July 31, 2014, in which you state that in future Exchange Act periodic filings you will disclose your leverage ratio. We further note that you disclosed your leverage ratio in your earnings slide presentations for the fourth quarter of 2015 and first quarter of 2016. To the extent this metric is a key performance or liquidity indicator, please include disclosure of this metric in future Exchange Act periodic reports.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations, page 83

2.   We note your disclosure regarding the amount at risk relating to your debt financing on page 84, as well as your risk factor disclosure regarding haircuts under your repurchase agreements under the heading "We finance our investments with borrowings, which may materially and adversely affect our return on our investments and may reduce cash available for distribution to our shareholders" on page 17. In future Exchange Act periodic reports, to the extent material, please identify your period end weighted average haircut and discuss any trends in these rates between periods.

Note 3 – Significant Accounting Policies

Credit Risk Transfer, page F-10

3.   We note that transfers of mortgage loans subject to CRT agreements receive sale accounting upon fulfillment of the criteria for sale recognition. Please provide to us a detailed analysis to support your conclusion that sale accounting is appropriate for these transactions in light of the retention of a portion of the credit risk.

Definitive Proxy Statement on Schedule 14A

4.   We note your disclosure regarding individual equity-based awards to your named executive officers. In future filings, please expand your disclosure to describe the basis for each individual equity-based award to your named executive officers, including how you determined the specific amounts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Jaime John, Branch Chief, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Sara Von Althann, Staff Attorney, at (202) 551-3207 or Tom Kluck, Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities